FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2003

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 12/18/03

Press Release dated 12/18/03

Press Release dated 12/23/03

Press Release dated 12/24/03

Press Release dated 12/31/03

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 01/07/04 for material change on 12/23/03

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 01/06/04 for material change on 12/30/03

Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 01/06/04 for material change on 12/30/03

Multilateral Instrument 45-103, B.C. Form 45-103F4, Report of Exempt Distribution dated 01/08/04 for distribution on 12/23/03

Multilateral Instrument 45-103, B.C. Form 45-103F4, Report of Exempt Distribution dated 01/09/04 for distribution on 12/30/03

Multilateral Instrument 45-103, B.C. Form 45-103F4, Report of Exempt Distribution dated 01/09/04 for distribution on 12/30/03

B.C. Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities dated 01/07/04 for distribution on 12/23/03

B.C. Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities dated 01/09/04 for distribution on 12/30/03

Notice of Directors, Province of British Columbia dated 11/20/03

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  December 18, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release, an excerpt from which follows:

"Continued geological mapping and sampling of the La Langosta target have outlined a zone of potassic and phyllic alteration covering an area approximately 2.0 kilometres long by 1.5 kilometres wide. A larger propylitic alteration zone occurs outside the phyllic alteration envelope. The potassic core is characterized by secondary biotite and potassic feldspar veining. Outside this zone occurs a quartz-sericite-pyrite alteration (phyllic) envelope and then an outer propylitic altered zone characterized by pervasive chlorite, disseminated pyrite and calcite veinlets. The limits of the propylitic alteration have yet to be defined. These alteration zones remain open to the southwest.

From observations of limited outcrop, copper (chalcopyrite and copper oxides) and minor molybdenite mineralization appears to be concentrated within an area of approximately 1,500 metres by 750 metres. The earlier identified El Bagre target lies within the La Langosta porphyry system, within the potassic altered envelope and is characterized by chalcopyrite, copper oxide and minor molybdenite mineralization as veinlets and disseminations.

Ross River is still defining the structural controls within this porphyry system. However, the topographic relief, from Rio Frailes to the ridges 750 metres southeast, exposes the mineralized system vertically over 200 metres. This extends from a potassic zone, with chalcopyrite mineralization, near Rio Frailes, in the north, to a topographically higher phyllic altered zone containing secondary iron and copper oxides to the southeast.

Preliminary analyses have been received for 24 samples, taken from the initial discovery area of 100 metres by 75 metres, include copper sulphides, mixed copper sulphides and oxides and leached oxide cap. The three sulphide samples have copper grades ranging from 0.79 per cent to 1.02 per cent copper, 89 parts per billion (ppb) to 3,063 ppb gold and 35,434 ppb to 72,717 ppb silver (Note: 1,000 ppb is equivalent to 1.0 g/t). There are nine samples of mixed sulphides and oxides of copper ranging from 0.35 per cent to 1.06 per cent copper. Silver values range from 3,658 ppb to 37,387 ppb silver, and gold values range from 37 ppb to 324 ppb gold. Twelve samples from the leached oxide cap, as would be expected, have lower copper values ranging from 91 ppm to 2,121 ppm copper, gold values ranging from 12 ppb to 1,038 ppb gold, and silver values ranging from 210 ppb to over the upper detection limit of 99,999 ppb silver. The company is awaiting additional follow-up assays and is very pleased by these preliminary results outlining a large porphyry target area with significant copper, silver and gold values. To date a total of 54 rock samples has been taken at La Langosta. Victor Jaramillo, P.Geo, is the qualified person supervising work in this area."

Ross River has informed Almaden that Acme Analytical Laboratories Ltd. in Vancouver carried out the analyses reported.

Almaden believes these results to be very encouraging and are representative of a large gold bearing intrusive hosted vein system. Almaden currently has ten active joint ventures covering 12 properties, including seven properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  December 18, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Geophysical Survey underway at the ATW Diamond Project, NWT, Canada

ATW Resources Ltd. (ATW) has contracted Aurora Geosciences of Yellowknife, NWT to commence a ground magnetics and electromagnetics geophysical survey on the company's MacKay Lake project in the Northwest Territories of Canada. The survey is focussed on a 20 kilometer long kimberlitic indicator mineral train in glacial till that has been the focus of work over the past several years by ATW. Past interpretation of indicator mineral chemistry of this train suggests that the source is a diamondiferous kimberlite. A seventy seven hole overburden drill program carried out earlier in 2003 outlined a 1 by 1 kilometer area where the kimberlitic source is interpreted to be located.

ATW has recently received new data on the indicator minerals recovered in the last phase of drilling. This was an abrasion study of 289 grains of peridotitic garnets from 24 samples and was carried out by Maja Kiridzija, M.Sc., from KIM Dynamics. Most importantly the study suggested that there may be more than one source to the indicator mineral train. The study also confirmed the proximal distance of the source kimberlites, suggesting that the sources may be located less than a few hundred meters from the samples sites. This interpretation was based on the well preserved kelyphitic rims and patches of kimberlitic material on the grain surfaces, unabraded resorption textures and sharp fractured edges on the examined peridotitic garnets.

The present geophysical program is focussed on the areas considered likely to be the source of the kimberlitic bodies. This data will be reviewed prior to planning a diamond drill program to test the areas for the source kimberlite bodies in 2004. Wojtek Jakubowski B.Sc., P.Geo. is the qualified person on the ATW project, under the definition of National Instrument 43-101.

The ATW project is located roughly equidistant between the Diavik and Snap Lake diamond deposits. Almaden Minerals Ltd. has a 40% interest in ATW Resources Ltd., which has a 75% interest in the ATW project. The remaining 25% interest in the property is held by Aber Diamond Corporation and SouthernEra Resources Limited., which hold a 15% and a 10% working interest respectively.

For further information please contact:

Morgan J. Poliquin, M. Sc., P. Eng., Director, Almaden Minerals Ltd.

Email: rockman@almadenminerals.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

____________________

Morgan Poliquin, Director

The Toronto Stock Exchange has not  reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release  which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties  which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  December 23, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Intersects High-grade Gold at the Siwash Project, B.C.

In September and October 2003 a 30-hole, 6570-meter diamond drill program was carried out to test the continuity of mineralisation at the company's wholly owned Siwash Gold Project. The deposit is located roughly two kilometres (km) south of Highway 97C and 45 km southeast of Merritt in the Okanagan area of Southern British Columbia. The mine is known for its very high gold grades and in the 1990s 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground operations. The Siwash Project presently has an indicated resource of 87,700 oz (2,727,400 grams) gold in 61,300 tons and a probable reserve of 45,200 oz (1,405,700 grams) gold in 44,500 tons for a total of 142,000 ounces in 123,000 tons as calculated in 2000. This resource is developed on the WD and B vein systems and includes the Deep B shoot on the B vein system which is located immediately below the existing mine workings and can be accessed by extending the existing decline approximately 600 metres (m). It contains an inferred resource of 35,600 oz Au in 12,200 tons grading 2.925 oz/t.

Preliminary results have been returned from the lab and a summary of drill intersections returning gold grades greater than 10 grams per tonne (0.29 ounces per ton) are listed below. True widths are calculated to a minimum width of 0.5 meters based on core to vein angles and weighted according to width and specific gravity.

Hole	Vein	Sample Interval		Averaged Interval		True Width	Grades over Average True Width
Number	System	From (m)	To (m)	From (m)	To (m)	meters	Au (g/t)	Au (oz/t)	Ag (g/t)	Ag (oz/t)
SND03337	WD	253.30	253.60	253.12	254.30	1.00	28.25	0.824	125.07	3.648
SND03338	B	32.15	32.45	31.89	32.45	0.50	16.96	0.495	10.10	0.295
SND03339	B	44.20	44.70	44.20	44.71	0.50	22.60	0.659	31.58	0.921
SND03339	B	136.60	136.90	136.36	136.90	0.50	11.90	0.347	4.13	0.121
SND03340	B	50.10	50.40	49.89	50.40	0.50	24.91	0.726	7.12	0.208
SND03340	WD	267.92	268.48	267.92	269.07	1.00	11.47	0.335	35.12	1.024
SND03341	B	51.05	51.48	50.97	51.48	0.50	78.56	2.291	38.83	1.133
SND03343	B	95.60	96.70	95.60	96.75	1.00	33.18	0.968	73.10	2.132
SND03343	B	54.65	55.00	54.65	55.16	0.50	18.23	0.532	38.91	1.135
SND03346	B	36.82	37.12	36.61	37.12	0.50	23.81	0.694	54.80	1.598
SND03346	WD	152.75	153.80	152.75	153.91	1.00	15.90	0.464	87.07	2.539
SND03347	WD	202.88	203.64	202.88	204.10	1.00	27.79	0.810	49.97	1.458
SND03348	WD	139.23	139.55	139.23	140.15	0.50	35.09	1.023	52.76	1.539
SND03354	WD	274.48	274.82	274.30	274.82	0.50	219.96	6.415	354.42	10.337
SND03357	B	43.50	43.80	43.29	43.80	0.50	29.84	0.870	11.39	0.332
SND03358	WD	337.38	337.70	336.29	337.71	1.20	11.88	0.346	36.64	1.069
SND03359	B	43.40	43.90	43.30	43.90	0.60	19.11	0.558	8.15	0.238
SND03361	WD	119.50	119.80	119.28	119.80	0.50	11.06	0.323	7.77	0.227
SND03364	WD	196.70	197.70	196.57	197.70	0.80	16.14	0.471	44.40	1.295
SND03365	WD	172.20	173.05	171.64	173.10	1.10	10.09	0.294	21.73	0.634

 Note:

g/t signifies grams per tonne ; oz/t signifies ounces per ton

Four vein systems have been identified and drilled in the Siwash area: the B system with a strike length of 900 m has been tested down dip to 320 m; the WD zone with a strike length of 650 m has been tested to 370 m down dip; the GCW zone with a strike length of 300 m has been tested to 130 m down dip and the Bullion Creek (BC) zone which has been tested with two holes to a depth of 75 m.

The 2003 program extended the known perimeter of the WD zone in 50-meter step-outs from the existing drill grid both along strike and down dip.  Six fill-in holes were drilled between existing 50-meter fences at the end of the program to confirm continuity of the structure and grade. Except for one hole that intersected an andesite dyke at the projected WD zone location, all holes returned good vein intersections. A new resource estimate incorporating results from the 2002 and 2003 drill programs, and complying with National Instrument 43-101 requirements, will be calculated by Giroux Consultants Ltd..

In 2001 a possible extension to the B and WD vein systems was found by trenching roughly two km along strike to the east, on the other side of an area of overburden cover. Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne) gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it adds two kilometres of prospective, unexplored strike length to the high-grade vein system.

Knight Piesold Ltd. has been contracted to review options for tailings and mill sites in the Siwash area. Knight Piesold Ltd. is also carrying out dilution studies to determine pump rates and a time frame for dewatering the Siwash open pit and underground workings.

The qualified person and supervisor for the 2003 exploration drill program is Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

"J. Duane Poliquin, P. Eng."

_______________________

J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

NEWS RELEASE

December 24, 2003

Trading Symbol: AMM-TSX

ALMADEN MINERALS LTD.

1103 - 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

Almaden Minerals Ltd. (the "Company") announces that it has received from the TSE, price protection for a proposed Private Placement of 280,000 Units at a price of $1.50 per Unit, each Unit consisting of one (1) common share and one-half purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.85 per share for 2 years from the date of closing. The Placement is expected to close by December 31, 2003

The Company also wishes to announce that it has received from the TSE, price protection for a proposed Private Placement of 5,000 Flow-Through Shares at a price of $2.15 per share and 135,000 Flow-Through Units at a price of $2.15 per Unit, each Unit consisting of one (1) flow-through common share and one-half non-flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $2.25 per share for 2 years, A commission of 3% of the proceeds realized from the placement is to be payable such commission to be satisfied by the issue of fully paid Units and cash. The Placement is expected to close by December 31, 2003

The Company also wishes to announce that it has completed a private placement of 1,300,000 Shares at a price of $1.32 per Share.

On behalf of the Board of Directors

"Duane Poliquin"

Duane Poliquin, President

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release..

NEWS RELEASE

December 31, 2003

Trading Symbol: AMM-TSX

ALMADEN MINERALS LTD.

1103 - 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

Almaden Minerals Ltd. (the "Company") announces that it has completed and closed the  Private Placement of 280,000 Units at a price of $1.50 per Unit, each Unit consisting of one (1) common share and one-half purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.85 per share for 2 years from the date of closing.

The Company also wishes to announce that it has completed and closed a Private Placement of 5,000 Flow-Through Shares at a price of $2.15 per share and 135,000 Flow-Through Units at a price of $2.15 per Unit, each Unit consisting of one (1) flow-through common share and one-half non-flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $2.25 per share for 2 years from the date of closing.  A commission of 3% of the proceeds realized from the placement was paid, such commission being satisfied by the issue of fully paid Units and cash.

On behalf of the Board of Directors

"Morgan Poliquin"

Morgan Poliquin, Director

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release..

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

December 23, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on December 24, 2003

Item 4.

Summary of Material Change

The Issuer closed a non-brokered private placement of 1,300,000 common shares at a price of $1.32 per unit for gross proceeds of $1,716,000.

Item 5.

Full Description of Material Change

The Issuer closed a non-brokered private placement of 1,300,000 common shares at a price of $1.32 per unit for gross proceeds of $1,716,000.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 7th day of January, 2004.

ALMADEN MINERALS LTD.

By:  "Duane Poliquin"

    President

(Official Capacity)

 Duane Poliquin

(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

December 30, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on December 31, 2003

Item 4.

Summary of Material Change

The Issuer closed a non-brokered flow-through private placement of 5,000 shares and 135,000 units both at a price of $2.15 per unit for gross proceeds of $301.800.00

Item 5.

Full Description of Material Change

The Issuer closed a non-brokered flow-through private placement of 5,000 shares and 135,000 units both at a price of $2.15 per unit for gross proceeds of $301,000.00. Each Unit consists of one flow-through common share and one-half non-flow-through common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $2.25 per share for a period of 2 years from the date of closing. A commission of 3% ($3,676.50 and 1710 Units) was paid to Odlum Brown Ltd. in respect to the placement of 114,000 of such units.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 6th day of January, 2004.

ALMADEN MINERALS LTD.

By:  "Duane Poliquin"

    President

(Official Capacity)

 Duane Poliquin

(Please print here name of individual whose signature appears above.)

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

December 30, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on December 31, 2003

Item 4.

Summary of Material Change

The Issuer closed a non-brokered private placement of 280,000 units at a price of $1.50 per unit for gross proceeds of $420,000.00

Item 5.

Full Description of Material Change

The Issuer closed a non-brokered private placement of 280,000 units at a price of $1.50 per unit for gross proceeds of $420,000.00. Each Unit consists of one common share and one-half common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $1.85 per share for a period of 2 years from the date of closing.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 6th day of January, 2004.

ALMADEN MINERALS LTD.

By:  "Duane Poliquin"

    President

(Official Capacity)

 Duane Poliquin

(Please print here name of individual whose signature appears above.)

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

ALMADEN MINERALS LTD.

1103 - 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was December 23, 2003

4.

For each security distributed:

(a)

1,300,000 common shares.

(b)

1,300,000 common shares at a price of $1.32 per common share

5.

See attached Schedule "A".

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$1.32	$1,716,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$1.32	$1,716,000

Commissions and finder's fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 8, 2004

ALMADEN MINERALS LTD.

"Duane Poliquin"

Per:

DUANE POLIQUIN - President

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

ALMADEN MINERALS LTD.

1103 - 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was December 30, 2003

4.

For each security distributed:

(a)

5,000 Shares and 135,000 Units (135,000 flow-through common shares and 67,500 non-flow-through purchase warrants exercisable into common shares).

(b)

5,000 Shares at a price of $2.15 per share and 135,000 Units at a price of $2.15 per Unit, each Unit consisting of 1 flow-through common share and 1/2 non flow-through purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $2.25 for two years.

5.

See attached Schedule "A".

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$2.15	$301,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$2.15	$301,000

Commissions and finder's fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Odlum Brown Ltd. Suite 1100 - 250 Howe St. Vancouver, B.C. V6C 3S9	3% commission paid in $3,676.50 cash and 1710 Units	MI 45-103 (5.1) December 30, 2003	$2.15

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:

January 9, 2004

ALMADEN MINERALS LTD.

"Dione Bitzer"

Per:

DIONE BITZER - CFO

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

ALMADEN MINERALS LTD.

1103 - 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was December 30, 2003

4.

For each security distributed:

(a)

280,000 Units (280,000 common shares and 140,000 purchase warrants exercisable into common shares),

(b)

280,000 Units at a price of $1.50 per Unit, each Unit consisting of 1 common share and 1/2 purchase warrant with each whole warrant entitling the holder to purchase one (1) common shares of the Company at a price of $1.85 for two years.

5.

See attached Schedule "A".

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
California, USA	$1.50	$420,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$1.50	$420,000

Commissions and finder's fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 9, 2004

ALMADEN MINERALS LTD.

"Dione Bitzer"

Per:

DIONE BITZER - CFO

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 23, 2003 of 1,300,000 shares at $1.32 per share, of Almaden Minerals Ltd., Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 7th day of January, 2004.

Almaden Minerals Ltd.

"Duane Poliquin"

By: ________________________

Duane Poliquin

Director

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 30, 2003 of 5,000 shares at $2.15 per share and 136,710 units (1710 of which are Agent's units) at a price of $2.15 per share (each unit consisting of one flow-through common share and one-half non-flow-through common share purchase warrant with each whole warrant exercisable for one common share for a period of two years from the date of closing at $2.25 per share) of Almaden Minerals Ltd., Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 9th day of January, 2004.

Almaden Minerals Ltd.

"Dione Bitzer"

By: ________________________

DIONE BITZER - CFO

Instructions:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Teritories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

PROVINCE OF

Ministry of Finance and Corporate Relations

BRITISH COLUMBIA

Corporate and Personal Property Registries

2nd Floor - 940 Blanchard Street

Victoria, BC   V8W 3E6

NOTICE OF DIRECTORS

FORM 8/9

Sections 113 and 132 - Company Act

Certificate of Incorporation No. 641366

Full Company Name:

ALMADEN MINERALS LTD.

Date of Change:

November 17, 2003

A.

Full names of new directors appointed on the above date:

SURNAME

GIVEN NAME(S)

LORIMER,

DONALD M.

B.

Full names of persons who have ceased to be directors on the above date:

SURNAME

GIVEN NAME(S)

N/A

C.

Full names and residential addresses of all the directors of the company as at the date of change listed above:

SURNAME

GIVEN NAME(S)

RESIDENTIAL ADDRESS

POLIQUIN,

Duane

1987 Acadia Road

Vancouver, B.C.

V6T 1R4

POLIQUIN,

Morgan

423 - 5735 Hampton Place

Vancouver, B.C.

V6T 2G8

McCLEARY,

JOHN

101 - 2422 Erlton  St., S.W.

Calgary, Alberta

T2S 3B6

MONTGOMERY,

JOSEPH

7622 French Street

Vancouver, B.C.

V6P 4V6

McINNES

James

1201 - 1835 Morton Avenue

Vancouver, B.C.

V6G 1V3

CARLSON

Gerald

1740 Orchard Way

West Vancouver, B.C.

V7V 4E8

____"WILLIAM J. WORRALL, Q.C."_________

_November 20, 2003_

CERTIFIED CORRECT

DATE SIGNED

Signature of Company Solicitor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  January 13, 2004